Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Myriad Genetics, Inc.

We consent to the incorporation by reference in the registration statement on Form S-8 of Myriad Genetics, Inc. of our reports dated September 7, 2005, with respect to the consolidated balance sheets of Myriad Genetics, Inc. and subsidiaries as of June 30, 2005 and 2004 and the related consolidated statements of operations, stockholders’ equity and comprehensive loss, and cash flows for each of the years in the three-year period ended June 30, 2005, and the related financial statement schedule, management’s assessment of the effectiveness of internal control over financial reporting as of June 30, 2005 and the effectiveness of internal control over financial reporting as of June 30, 2005, which reports appear in the June 30, 2005 annual report on Form 10-K of Myriad Genetics, Inc.

/s/ KPMG LLP

Salt Lake City, Utah
February 6, 2006